UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ALEXZA PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

015384209
(CUSIP Number)

Jorge Ramentol Massana
Grupo Ferrer Internacional, S.A.
Avenida Diagonal 549, 5th Floor
E-08029 Barcelona, Spain
(34) 936003-700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Paul T. Schnell, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

April 29, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015384209	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Ferrer Internacional, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,366,935
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,366,935

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,935
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 015384209	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sergio Ferrer-Salat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,366,935
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,366,935

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,935
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN/HC

CUSIP No. 015384209	13D	Page 4 of 6 Pages

Preamble

 This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”), relating to shares of Common Stock of Alexza Pharmaceuticals, Inc. (the “Issuer”), amends the Schedule 13D filed by Grupo Ferrer Internacional, S.A. (“Grupo Ferrer”) on February 26, 2016 (the “Original Schedule 13D” and, together with this Amendment No.1, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed to amend Item 4, 5 and 7 of the Schedule 13D as follows:

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

While Grupo Ferrer is continuing and expects to continue to engage in discussions with the Issuer concerning a potential acquisition of all outstanding Issuer Common Shares by Grupo Ferrer, on the basis of such discussions as have been conducted to date and Grupo Ferrer’s related due diligence Grupo Ferrer no longer considers the Letter of Intent (a full copy of which is attached hereto) to represent terms on which it would be willing to undertake such a transaction.  Among other things, Grupo Ferrer expects that any offer it may make in connection with a potential transaction will reflect lower amounts, for both the upfront payment and the payments under the contingent value rights, than those specified in the Letter of Intent, and that the triggering events in respect of the contingent value rights specified in the Letter of Intent will be adjusted.

As stated previously, the Letter of Intent does not constitute a binding agreement to consummate any transaction and it entitles Grupo Ferrer to terminate discussions at any time in its sole discretion. There can be no assurance that any transaction will be agreed to or consummated. The Reporting Persons do not expect to further amend this Schedule 13D concerning a potential transaction until such time, if any, as a definitive agreement is reached or discussions have terminated.

Item 5.  Interest in Securities of the Issuer.

Item 5 (a), (b) are hereby amended and replaced in their entirety with the following language:

(a), (b) Grupo Ferrer is, and Sergio Ferrer-Salat may be deemed, the beneficial owner of 2,366,935 Common Shares, representing 10.9% of the outstanding Common Shares.  Each Reporting Person has the shared power to vote or to direct the vote and to dispose or to direct the disposition of such Common Shares.  The Reporting Persons’ ownership percentage is calculated based upon 21,750,615 Common Shares outstanding as of April 26, 2016, as provided by the Issuer.

CUSIP No. 015384209	13D	Page 5 of 6 Pages

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended by replacing Exhibit 99.1 as follows:

Exhibit No.	Title

99.1	Non-Binding Letter of Intent, dated as of February 15, 2016, by and between Grupo Ferrer Internacional, S.A. and Alexza Pharmaceuticals, Inc.

CUSIP No. 015384209	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 29th day of April, 2016.

GRUPO FERRER INTERNACIONAL, S.A.

/s/ Jorge Ramentol Massana
JORGE RAMENTOL MASSANA / Chief Executive Officer

SERGIO FERRER-SALAT

/s/ Sergio Ferrer-Salat